FEDERAL INSURANCE COMPANY

                                                       Endorsement No. 4

                                                       Bond Number: 82052989

NAME OF ASSURED: FLAHERTY & CRUMRINE INCORPORATED / PREFERRED INCOME FUND

                           REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE 1 SUSTAINED BY ANY INVESTMENT COMPANY.

                                                     SINGLE LOSS      DEDUCTIBLE
INSURING CLAUSE                                  LIMIT OF LIABILITY     AMOUNT
---------------                                  ------------------   ----------
 1. Employee                                         $600,000           $     0
 2. On Premises                                      $600,000           $25,000
 3. In Transit                                       $600,000           $25,000
 4. Forgery or Alteration                            $    N/A           $   N/A
 5. Extended Forgery                                 $    N/A           $   N/A
 6. Counterfeit Money                                $    N/A           $   N/A
 7. Threats to Person                                $    N/A           $   N/A
 8. Computer System                                  $    N/A           $   N/A
 9. Voice Initiated Funds Transfer Instruction       $    N/A           $   N/A
10. Uncollectible Items of Deposit                   $    N/A           $   N/A
11. Audit Expense                                    $ 25,000           $     0

This Endorsement applies to loss discovered after 12:01 a.m. on November 3, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.



Date: November 3, 2009                 By /s/ Robert Hamburger
                                          --------------------------------------
                                                Authorized Representative

ICAP Bond
Form 17-02-1582 (Ed. 5-98)

PREFERRED INCOME FUND INCORPORATED
RATIFICATION OF AMENDMENT TO FIDELITY BOND

Suggested resolutions:

RESOLVED,   That after having given due consideration to all relevant factors, the Board of Directors, including all the non-interested Directors, hereby ratify an amendment to the Fund's existing fidelity bond coverage with Chubb Group of Insurance Companies and ratify, confirm and approve an increase in the amount of coverage under the Fidelity
            Bond from $525,000 to $600,000 effective as of November 3, 2009; and further

RESOLVED,   That the appropriate officers of the Fund be, and they hereby are, authorized and directed to prepare, execute and file such amendment to the Fidelity Bond and to take such actions as may be necessary or appropriate in order to conform the terms of the fidelity bond coverage to the provisions of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.